J.P. MORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 23, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

    Re: J.P. Morgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 493

Dear Ms. White:

This letter is in response to the comment that you provided with respect to the response letter filed on June 16, 2017 relating to the Rule 485(a) filing of the Trust’s Registration Statement concerning the JPMorgan Managed Income Fund Class I Shares (the “Fund”). Our response to your comment is set forth below.

More About the Fund—Investment Risks

1.	Comment: Please add disclosure stating that the Fund does not qualify for special tax and accounting treatment available to money market funds under treasury regulations.

Response: The disclosure in the prospectus makes clear that the Fund is not a money market fund, the Fund is not subject to the special regulatory requirements applicable to money market funds and the Fund’s net asset value will fluctuate and that shareholders may recognize a gain or loss upon the redemption of shares. Therefore, we respectfully submit that Form N-1A does not require disclosure regarding tax treatment that applies to money market funds and that does not apply to the Fund. Additionally, the Form does not require disclosure of advice regarding the accounting treatment of holdings in the Fund by its shareholders. Therefore, we respectfully decline to make these changes.

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We hope that the Staff finds this letter responsive to the Staff’s comment. Should members of the Staff have any questions or comments concerning this letter, please call Greg Samuels at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary

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